

July 13, 2010

Mr. Ron Ela
Chief Financial Officer
Commtouch Software Ltd.
4A Hazoran Street
Poleg Industrial Park
P.O. Box 8511
Netanya 42504, Israel

> **Re:** **Commtouch Software, Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 0-26495**

Dear Mr. Ela:

We have reviewed your filing and have the following comment. Please provide us with the requested information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

 Revenue Recognition, page F-12

1. We refer to you revenue recognition policy. You indicate that you consider each sale as a service arrangement, since the software portion of the product sold cannot effectively stand on its own. To help us better understand the basis for your revenue recognition policy, please tell us about the material provisions associated with a typical sales arrangement, describing the products and/or services provided, how your products are delivered to and accepted by your customers and how you recognize revenue during the term of the contract. Please tell us about any cancellation, termination or refund provisions in your contracts and describe how these affect revenue recognition.

Mr. Ron Ela
Commtouch Software, Ltd.
July 13, 2010
Page 2

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director